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                          June 26, 2024

       Sarah Mussetter
       Chief Legal Officer
       Red Robin Gourmet Burgers, Inc.
       10000 E. Geddes Avenue, Suite 500
       Englewood, CO 80112

                                                        Re: Red Robin Gourmet
Burgers, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 14, 2024
                                                            File No. 333-280228

       Dear Sarah Mussetter:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              David Huntington